Exhibit 21.1

Subsidiaries of the Registrant

Entity	Jurisdiction of Organization
Alclear Holdings, LLC	Delaware
Alclear, LLC	Delaware
Secure Identity, LLC	Delaware
NoQue, LLC	Delaware
Alclear Healthcare, LLC	Delaware
Alclear Healthpass, LLC	Delaware
Alclear PC, LLC	Delaware
Chai Clear, Ltd.	Israel
Whyline, Inc.	Delaware
Whyline SAS	Argentina
Fila Virtual Sapi DE CV	Mexico
Alclear Atlas, LLC	Delaware
Alclear Digital Identity, LLC	Delaware
Secure Identity Investments, LLC	Delaware